Memorandum
To:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission

From:	Mary T. Capasso Vice President and Deputy General Counsel PPM America, Inc.
Date:	February 6, 2018

Subject:	Response to initial comments to the initial registration statement filed on Form N-1A on November 15, 2017 (the "Registration Statement") for PPM Funds ("Trust" or "Registrant") File Nos: 333-221579

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") initial comments that the Registrant received via written correspondence on December 15, 2017 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.   We have also included the revised sections from the prospectus, as applicable.

1.	General Comments

a.	The fee tables for all the funds in the registration statement are incomplete. Please submit completed fee tables in an appendix to your response letter.

RESPONSE: The Registrant has completed the fee tables; please refer to "Appendix A – Fee Tables and Expense Example" attached to this memorandum.

b.
In footnote one to the fee tables, the registrant states that other expenses include an administrative fee of 0.10%. Please add an administrative fee sub-caption to the other expenses line item in the fee table and remove the discussion of the administrative fee from the footnote.

RESPONSE: The Registrant has made the requested change; please refer to "Appendix A – Fee Tables and Expense Example" attached to this memorandum.

c.
In footnote three to the fee tables, please specify if the fee waiver can be terminated before the expiration date, confirm that the party waiving the fee cannot terminate the fee waiver, and disclose who can terminate the fee waiver and under what circumstances.

RESPONSE: The Registrant has made the requested change; please refer to "Appendix A – Fee Tables and Expense Example" attached to this memorandum.  Please also refer to "Appendix B - Management of The Funds – Management Fee" attached to this memorandum for the corresponding changes made to this section regarding the expense limit and management fee waiver.

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

d.
Please confirm that the fee waiver contained in the operating expense limitation agreement between the adviser and the funds will be in place for at least one year from the effective date of the registration statement.

RESPONSE: The Registrant confirms that the fee waiver contained in the operating expense limitation agreement between the adviser and the funds will be in place for at least one year from the effective date of the registration statement.  Please note that the expiration date of the fee waiver is included in the footnotes to the Expense Tables as shown in the attached Appendix A and in the section "Management of The Funds – Management Fee", as shown in the attached Appendix B.

e.
If the adviser is entitled to recoup management fee waivers, please disclose the terms and conditions of such recoupment in footnote three to the fee tables. Include in the footnote disclosure stating that the recoupment will not cause the fund's expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund's current expense cap.

RESPONSE: The Registrant confirms that the adviser is not entitled to recoup the management fee waiver.

f.
The PPM Core Plus Fixed Income Fund, PPM Credit Fund, PPM Floating Rate Income Fund, PPM High Yield Core Fund, PPM Long Short Credit Fund, PPM Large Cap Value Fund, PPM Mid Cap Value Fund, and PPM Small Cap Value Fund have an 80% investment policy in accordance with Rule 35d-1. For the portion of these eight funds that also plan to invest in derivatives as part of their principal strategies, please confirm that the derivatives will be valued on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value) for purposes of compliance with the 80% test.

RESPONSE: The Registrant confirms that the derivatives will be valued on a mark-to-market basis for purposes of compliance with the 80% test for the above-stated funds.

g.
The PPM Core Plus Fixed Income Fund, PPM Credit Fund, PPM Floating Rate Income Fund, PPM High Yield Core Fund, PPM Long Short Credit Fund, and PPM Strategic Income Fund intend to invest in below-investment grade bonds. Please add disclosure explaining that such investments are considered speculative.

RESPONSE: The Registrant added the following disclosure in each of the respective strategy descriptions:

"Below investment grade securities offer a higher yield, but generally carry more risks than higher rated securities with similar maturities. As a result, an investment in below investment grade securities is considered speculative."

The Registrant also added disclosure to the principal risk definition of high yield bonds, lower-rated bonds, and unrated securities risk as shown below:

"High yield bonds, lower-rated bonds, and unrated securities risk – High yield bonds, lower-rated bonds, and certain unrated securities are broadly referred to as "junk bonds," and are considered below "investment-grade" by a NRSRO.  Junk bonds are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations.  As a result, an investment in junk bonds is considered speculative.  High yield bonds may be subject to liquidity risk, and the Fund may not be able to sell a high yield bond at the price at which it is currently valued."

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

Additionally, the Registrant added disclosure to the definition of high yield bonds, lower-rated bonds, and unrated securities risk in the Glossary of Risks as shown below:

"High yield bonds, lower-rated bonds, and unrated securities risk – High yield bonds, lower-rated bonds, and certain unrated securities are broadly referred to as "junk bonds," and are considered below "investment-grade" by a nationally recognized statistical rating organization ("NRSRO").  Certain Funds will also invest in loans that are below investment-grade.  The companies that issue these instruments are not as strong financially as those with higher credit ratings and are therefore more vulnerable to economic downturn or substantial periods of rising interest rates than more creditworthy companies which could adversely affect their ability to service principal and interest payment obligations.  Junk bonds typically have a higher yield to compensate for a greater risk that the issuer might not make its interest and principal payments. As a result, an investment in junk bonds is considered speculative. An unanticipated default would result in a reduction in income and a decline in the market value of the related securities.  The market prices of junk bonds are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in price volatility. High yield bonds may be subject to liquidity risk as described herein, and the Fund may not be able to sell a high yield bond at the price at which it is currently valued.  The credit rating of a below investment grade security does not necessarily address its market value risk and may not reflect its actual credit risk.  Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer."

h.
The PPM Core Plus Fixed Income Fund, PPM Credit Fund, PPM Floating Rate Income Fund, PPM High Yield Core Fund, PPM Long Short Credit Fund, and PPM Strategic Income Fund have principal risks that include settlement risk. Please specifically disclose that the loans that the funds will invest in can take seven days or longer to settle.

RESPONSE: The Registrant added the following disclosure to the definition of Settlement Risk in each respective Fund and to the definition in the Glossary of Risks:

"Loan transactions often settle on a delayed basis (often seven days or longer)..."

i.
The PPM Core Plus Fixed Income Fund, PPM Credit Fund, and PPM Strategic Income Fund disclose that they may invest in derivative instruments, without limitation in the case of the latter two funds. Please add disclosure explaining for what purposes the fund will be investing in derivatives. Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010), available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

RESPONSE: The Registrant included the following disclosure in each of the respective Fund strategy descriptions:

"Specifically, the Fund may use futures to hedge duration or to increase the Fund's exposure to interest rate or yield curve risk.  The Fund may also use credit default swaps or credit default swap indices (CDX) to increase or decrease the Fund's exposure to credit risk or to hedge credit risk in a particular name, industry or sector."

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

2.	PPM Core Plus Fixed Income Fund

On page two, the registrant states the fund may invest up to 15% of its total assets in securities of issuers based in emerging markets. Please disclose the definition of emerging markets for purposes of the 15% limit.

RESPONSE: The Registrant has included the following definition:

"Emerging market countries are generally considered to be countries with developing economies or markets and may include any country recognized to be an emerging market country by the International Monetary Fund, MSCI, Inc. or Standard & Poor's Corporation or recognized to be a developing country by the United Nations."

3.	PPM Credit Fund

a.	Please add additional disclosure concerning concentration of investments if the fund intends to invest more than 25% of net assets in sovereign debt of a single foreign country.

RESPONSE: The Registrant has not added any disclosure as the Fund will not invest more than 25% of its net assets in sovereign debt of a single foreign country.

b.	Given the fund's principal investment strategies, please also add bank loan risk as a principal risk of the fund.

RESPONSE: The Fund's investments in floating rate loans are not intended to exceed 20% of assets, therefore the Registrant does not deem the investments to be a principal risk.  To further clarify, the Registrant added the following disclosure to the investment strategy description:

"The Fund may invest up to 25% in securities of US issuers rated below investment grade (sometimes referred to as "high yield" securities or "junk bonds"), including floating rate loans and securities of distressed companies.  The Fund's investments in floating rate loans will not exceed 20% of its total assets."

4.	PPM Floating Rate Income Fund

Given the fund's principal investment strategies, please explain, supplementally, the amounts of asset-backed and mortgage-backed securities (including the amount in nonagency, non-investment grade tranches) in which the fund may invest. The staff may have further comments on this issue after reviewing your response.

RESPONSE: The fund will primarily invest in investment grade tranches of ABS and MBS.  Aggregate investments in nonagency, non-investment grade tranches will not exceed 10% of fund assets.  In general, investments in ABS and MBS are not anticipated to be a significant component of the fund's portfolio.  Under normal market conditions, in aggregate, ABS and MBS will generally represent less than 20% of fund assets.

5.	PPM High Yield Core Fund

a.
The summary strategy section for this fund is brief. Please add more detail explaining the fund's principal investment strategies. Consider adding more summary disclosure of the information covered in the first four paragraphs of the additional strategy information for this fund.

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

RESPONSE: The Registrant added the following disclosure:

"In seeking to maximize income, PPM seeks to identify the best relative value investment opportunities across various debt sectors by analyzing overall economic conditions within and among these sectors.  In pursuing capital appreciation, PPM looks for those companies that it believes have the highest potential for improving credit fundamentals.  In light of the risks associated with high yield securities, PPM takes various factors into consideration in evaluating the creditworthiness of an issuer."

b.
On page 15, the registrant states that the fund has the ability to invest in other investment companies, such as exchange-traded funds, money market funds, unit investment trusts, and open-end and closed-end funds, including affiliated investment companies. Please add more disclosure explaining the purposes of such investments with respect to the fund's principal investment strategies. If such investments are part of the fund's 80% investment policy, please also disclose why they are considered high yield securities.

RESPONSE: The Registrant has included the following statement:

"For purposes of satisfying the 80% requirement, the Fund may invest in high yield ETFs comprised of the securities as described above.  The Fund generally uses high yield ETFs as a tool to obtain exposure to the securities in which it primarily invests."

c.
Please clarify whether the fund will be investing in non-agency, below-investment-grade mortgage-backed securities as a principal strategy. If so, please identify any limits on such investments. The staff may have additional comments on this issue.

RESPONSE: The fund will primarily invest in investment grade tranches of ABS and MBS.  Aggregate investments in nonagency, non-investment grade tranches will not exceed 10% of fund assets.  In general, investments in ABS and MBS are not anticipated to be a significant component of the fund's portfolio.  Under normal market conditions, in aggregate, ABS and MBS will generally represent less than 20% of fund assets.

6.	PPM Long Short Credit Fund

a.
The prospectus summary discloses that the fund may engage in short sales as a principal investment strategy. Please confirm that an estimate of the amount of short sale dividend and interest expenses expected to be incurred are included in the fee table.

RESPONSE: The Registrant has revised the fee table to include a line item for an estimate amount of short sale dividend and interest expenses expected to be incurred; please refer to "Appendix A – Fee Tables and Expense Example" attached to this memorandum.

b.	Please add disclosure clearly explaining both long and short strategies and how the fund executes each of these strategies.

RESPONSE: The Registrant added the following disclosure:

"Long positions are taken to establish credit exposure to a single issuer, industry or sector where PPM identifies relative value opportunities.  Short positions are generally established to match long positions in an effort to isolate and capture credit-specific risk opportunities or to take credit risk in securities or sectors with poor credit outlooks or perceived overvaluations.  The Fund may also seek

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

to capture relative price dislocations between or within sectors, ratings and an issuer's capital structure.  The Fund may establish long and short positions in investments in securities or through the use of derivatives."

c.
The current list of investment options on page 19 is very expansive and investors may have difficulty discerning what the fund will be investing in. Please reorganize this section to more clearly describe the fund's principal investment strategy and remove any strategies that are not intended to be principal investment strategies.

RESPONSE: The Registrant revised the section as follows:

"The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in credit-related instruments. For this purpose, "credit-related instruments" include, but are not limited to, corporate bonds, mortgage-related securities and asset-backed securities, senior secured floating rate and fixed rate loans or debt, and second lien or other subordinated or unsecured floating rate and fixed rate loans or debt.  The Fund may invest in securities sold pursuant to Rule 144A of the Securities Act of 1933, as amended.  Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public. The Fund may invest in fixed, variable and floating rate credit-related instruments, which may be of any duration or maturity.  The Fund may invest in fixed income securities of US and non-US issuers located in developed and emerging market countries.

The Fund may invest in credit-related instruments (i) rated investment grade or, if unrated, determined by PPM to be of comparable quality, and (ii) rated below investment grade (sometimes referred to as "high yield" or "junk bonds") or, if unrated, deemed equivalent by PPM.  Below investment grade securities typically offer a higher yield, but generally carry more risks than higher rated securities with similar maturities. As a result, an investment in below investment grade securities is considered speculative.

For purposes of satisfying the 80% requirement, the Fund may also invest without limit in derivative or other synthetic instruments that have economic characteristics similar to the fixed income instruments mentioned above such as treasury futures contracts, credit default swaps, or credit default swap indices subject to applicable law and any other restrictions described in the Fund's prospectus or Statement of Additional Information."

d.
Given the fund's principal investment strategies, please explain, supplementally, the amounts of asset-backed and mortgage-backed securities (including the amount in nonagency, non-investment grade tranches) in which the fund may invest. The staff may have further comments on this issue after reviewing your response.

RESPONSE: The fund will primarily invest in investment grade tranches of ABS and MBS.  Aggregate investments in nonagency, non-investment grade tranches will not exceed 10% of fund assets.  In general, investments in ABS and MBS are not anticipated to be a significant component of the fund's portfolio.  Under normal market conditions, in aggregate, ABS and MBS will generally represent less than 20% of fund assets; however, during opportunistic periods, investments in ABS and MBS may represent a higher percentage of fund assets, which is why the Registrant included asset-based securities risk and mortgage-related securities risk as principal risks.

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

e.	Please add additional disclosure concerning concentration of investments if the fund intends to invest more than 25% of net assets in sovereign debt of a single foreign country.

RESPONSE: The Registrant has not added any disclosure as the Fund will not invest more than 25% of its net assets in sovereign debt of a single foreign country.

f.	On page 21 of the prospectus, the registrant discloses the risk of investing in Rule 144A securities. Please add corresponding strategy disclosure to the principal summary strategies section.

RESPONSE: The Registrant added the following disclosure:

"The Fund may invest in securities sold pursuant to Rule 144A of the Securities Act of 1933, as amended.  Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public."

7.	PPM Strategic Income Fund

a.
Please state in footnotes one and two to the fee table that the amounts shown as "other expenses" and "acquired fund fees and expenses," respectively, are based on estimated amounts for the current fiscal year.

RESPONSE: The Registrant has made the requested changes; please refer to "Appendix A – Fee Tables and Expense Example" attached to this memorandum.

b.
The expense example currently shows projected expense amounts for one-, three-, five-, and ten-year periods. Please limit expense amounts presented to only the one- and three-year periods. See Form N-1A, Item 3, Instruction 6(b).

RESPONSE: The Registrant has made the requested changes.  Please refer to "Appendix A – Fee Tables and Expense Example" attached to this memorandum.

c.
The principal investment strategies section for this fund includes detail about the types of investments the fund intends to make; however, disclosure is lacking concerning how the fund intends to execute its strategy based on its objective. Please provide further disclosure addressing how the fund's strategies are expected to achieve its investment objectives.

RESPONSE: The Registrant added the following to the investment strategy description:

"The Fund seeks to provide a high level of income primarily through investments in investment grade high yield bonds and bank loans."

d.
Given the fund's principal investment strategies, please explain, supplementally, the amounts of asset-backed and mortgage-backed securities (including the amount in nonagency, non-investment grade tranches) in which the fund may invest. The staff may have further comments on this issue after reviewing the registrant's response.

RESPONSE: The fund will primarily invest in investment grade tranches of ABS and MBS.  Aggregate investments in nonagency, non-investment grade tranches will not exceed 10% of fund assets.  In general, investments in ABS and MBS are not anticipated to be a significant component of the fund's portfolio.  Under normal market conditions, in aggregate, ABS and MBS will generally represent less than 20% of fund assets; however, during opportunistic periods, investments in ABS and MBS may represent a higher percentage of

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

fund assets, which is why the Registrant included asset-based securities risk and mortgage-related securities risk as principal risks.

e.	Please add additional disclosure concerning concentration of investments if the fund intends to invest more than 25% of net assets in sovereign debt of a single foreign country.

RESPONSE: The Registrant has not added any disclosure as the Fund will not invest more than 25% of its net assets in sovereign debt of a single foreign country.

f.	On page 26 of the prospectus, the registrant discloses the risk of investing in Rule 144A securities. Please add corresponding strategy disclosure to the principal summary strategies section.

RESPONSE: The Registrant added the following disclosure:

"The Fund may invest in securities sold pursuant to Rule 144A of the Securities Act of 1933, as amended.  Rule 144A securities are restricted securities that can be resold to qualified institutional buyers but not to the general public."

8.	PPM Large Cap Value Fund

a.	The summary strategy information for this is brief. Please add more detail explaining the fund's principal investment strategies.

RESPONSE: The Registrant added the following disclosure:

"PPM employs a value investing style that seeks to uncover investment opportunities that trade at significant discounts relative to the market.  PPM utilizes fundamental research with a focus on bottom up security selection using a range of quantitative and qualitative factors.  These factors include a company's financial condition, competitive position and management team strength.  The investment process is focused on appraising companies rather than forecasting earnings.  This process involves understanding the reasons why securities are undervalued and identifying potential for positive change.  With a focus on security selection, sector and industry weightings are primarily the residual of bottom-up stock selection."
b.

On page 29, the registrant states that the adviser typically selects companies whose stocks it believes are underpriced relative to other stocks, as determined by factors such as price/earnings ratios, cash flows and other measures. Please consider identifying this as "value" investing, given the fund's name.

RESPONSE: The Registrant revised the respective disclosure as follows.

"PPM employs a value investing style that seeks to uncover investment opportunities that trade at significant discounts relative to the market.  PPM utilizes fundamental research with a focus on bottom up security selection using a range of quantitative and qualitative factors.  These factors include a company's financial condition, competitive position and management team strength.  The investment process is focused on appraising companies rather than forecasting earnings.  This process involves understanding the reasons why securities are undervalued and identifying potential for positive change.  With a focus on security selection, sector and industry weightings are primarily the residual of bottom-up stock selection."

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

c.	On page 29, the registrant lists mid-capitalization investing risk as a principal risk. Please explain why this risk is a principal risk given that the fund is a large cap fund.

RESPONSE: The market capitalization range as defined in the principal investment strategy (the S&P 500 Index) includes a number of securities that could also be classified as mid-capitalization securities.  Given the potential holdings of securities that could be classified in both the large and mid-cap ranges, the Registrant believes it is prudent to list mid-capitalization investing risk as a principal risk.

9.	PPM Mid Cap Value Fund

a.	The summary strategy information for this is brief. Please add more detail explaining the fund's principal investment strategies.

RESPONSE: The Registrant added the following disclosure:

"PPM employs a value investing style that seeks to uncover investment opportunities that trade at significant discounts relative to the market.  PPM utilizes fundamental research with a focus on bottom up security selection using a range of quantitative and qualitative factors.  These factors include a company's financial condition, competitive position and management team strength.  The investment process is focused on appraising companies rather than forecasting earnings.  This process involves understanding the reasons why securities are undervalued and identifying potential for positive change.  With a focus on security selection, sector and industry weightings are primarily the residual of bottom-up stock selection."
b.

On page 32, the registrant states that the adviser typically selects companies whose stocks it believes are underpriced relative to other stocks, as determined by factors such as price/earnings ratios, cash flows and other measures. Please consider identifying this as "value" investing, given the fund's name.

RESPONSE: The Registrant revised the respective disclosure as follows.

"PPM employs a value investing style that seeks to uncover investment opportunities that trade at significant discounts relative to the market.  PPM utilizes fundamental research with a focus on bottom up security selection using a range of quantitative and qualitative factors.  These factors include a company's financial condition, competitive position and management team strength.  The investment process is focused on appraising companies rather than forecasting earnings.  This process involves understanding the reasons why securities are undervalued and identifying potential for positive change.  With a focus on security selection, sector and industry weightings are primarily the residual of bottom-up stock selection."

c.	On page 32, the registrant lists large- and small- capitalization investing risks as principal risks. Please explain why these risks are principal risks given that the fund is a mid-cap fund.

RESPONSE: The market capitalization range as defined in the principal investment strategy (the Russell MidCap Index) includes a number of securities that could also be classified as large- or small-capitalization securities.  Given the potential holdings of securities that could be classified in the large- or small-cap ranges, the Registrant believes it is prudent to list large- and small-capitalization investing risk as principal risks.

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

10.	PPM Small Cap Value Fund

a.
The summary strategy information for this is brief. Please add more detail explaining the fund's principal investment strategies. Consider adding detail from the additional strategy information for this fund.

RESPONSE: The Registrant added the following disclosure:

"PPM employs a value investing style that seeks to uncover investment opportunities that trade at significant discounts relative to the market.  PPM utilizes fundamental research with a focus on bottom up security selection using a range of quantitative and qualitative factors.  These factors include a company's financial condition, competitive position and management team strength.  The investment process is focused on appraising companies rather than forecasting earnings.  This process involves understanding the reasons why securities are undervalued and identifying potential for positive change.  With a focus on security selection, sector and industry weightings are primarily the residual of bottom-up stock selection."

b.
On page 35, the registrant states that the adviser typically selects companies whose stocks it believes are underpriced relative to other stocks, as determined by factors such as price/earnings ratios, cash flows and other measures. Please consider identifying this as "value" investing, given the fund's name.

RESPONSE: The Registrant revised the respective disclosure as follows.

"PPM employs a value investing style that seeks to uncover investment opportunities that trade at significant discounts relative to the market.  PPM utilizes fundamental research with a focus on bottom up security selection using a range of quantitative and qualitative factors.  These factors include a company's financial condition, competitive position and management team strength.  The investment process is focused on appraising companies rather than forecasting earnings.  This process involves understanding the reasons why securities are undervalued and identifying potential for positive change.  With a focus on security selection, sector and industry weightings are primarily the residual of bottom-up stock selection."

11.	Redemptions

On page 68, the registrant states that: "[d]uring periods of volatile economic and market conditions, you may have difficulty making a redemption request by telephone. If you are unable to reach the Transfer Agent via telephone, consider sending your redemption request in writing." Please add further disclosure addressing Form N-1A, Item 11(c)(8) requirements as to the methods used to meet redemption requests under such conditions. For example, redemptions would be met through sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind, etc. See Investment Company Act Release No. 32315 (Oct. 13, 2016) [81 FR 82142 (Nov. 18, 2016)], available at: https://www.sec.gov/rules/final/2016/33-10233.pdf.

RESPONSE: The Registrant modified the existing disclosure as set forth below:

"Redemptions will generally be in the form of cash, though each Fund reserves the right to redeem in kind. Each Fund typically expects to satisfy redemption requests by using available cash or by selling portfolio securities if available cash is not sufficient to meet redemptions.  Each Fund may use either of these methods of satisfying redemption requests under normal or stressed market conditions. During periods of distressed market conditions, when a significant portion of a Fund's portfolio may be comprised of less-liquid investments, a Fund may be more likely to pay redemption proceeds by giving you securities with a market value equal to the redemption price (additional information regarding redemptions in kind is available in the SAI). If a Fund redeems your shares in

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

kind, you may bear transaction costs and will bear market risks until such time as such securities are converted to cash.

Each Fund reserves the right to suspend or postpone redemptions as permitted pursuant to Section 22(e) of the 1940 Act. Generally, those circumstances are when 1) the New York Stock Exchange is closed other than customary weekend or holiday closings; 2) the SEC determines that trading on the New York Stock Exchange is restricted; 3) the SEC determines that an emergency exists which makes the disposal of securities owned by a Fund or the fair determination of the value of a Fund's net assets not reasonably practicable; or 4) the SEC, by order, permits the suspension of the right of redemption. Redemption payments by wire may also be delayed in the event of a non-routine closure of the Federal Reserve wire payment system."

12.	Related Performance of Similar Accounts

On page 72, the registrant states that the prior performance presentation includes substantially similar accounts managed by the adviser. The registrant also states that the portfolio managers for the similarly managed accounts are the same as the new funds. Please clarify in your response what no-action relief the registrant is relying on in presenting this prior performance. The staff may have additional comments.

RESPONSE: The Registrant is relying on a line of long-standing no-action letters which permit newly organized funds to include in their prospectuses and sales literature performance information for accounts managed by the same investment adviser with investment objectives, policies, and strategies substantially similar to those of the funds (see e.g., Growth Stock Outlook Trust, Inc. (pub. avail. Apr. 15, 1986); Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996); Nicholas-Applegate Mutual Funds (pub. avail. Feb. 7, 1997); ITT Hartford Mutual Funds, Inc. (pub. avail. Feb. 7, 1997) and GE Funds (pub. avail. Feb. 7, 1997).

Statement of Additional Information

1.	Cover Page

a.
The second sentence of the second paragraph on the cover page of the SAI indicates that PPM Strategic Income Fund may have issued shares for certain organizational matters. Please note that if any of the funds have issued shares, regardless of the number of shares issued or the amount of investment in the fund, the filing will need to include audited seed financial statements of the fund prior to effectiveness of the registration statement. This would apply to any fund that has issued shares, regardless of whether or not the fund intends to rely upon Section 14(a)(3) of the Investment Company Act regarding initial capital requirements.

RESPONSE: The Registrant confirms that it will include audited seed financial statements of the fund prior to effectiveness of the registration statement.

b.
Documents Incorporated by Reference. The financial statements of JNL/PPM America Strategic Income Fund, the predecessor fund of PPM Strategic Income Fund, have been incorporated by reference into the registration statement. Please disclose the Securities Act file number of the predecessor fund.

RESPONSE: The Registrant has made the requested change.

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

2.	Auditor Consent

a.
Please confirm that the auditor consent relating to the financial statements of any predecessor fund, or for any funds for which seed financial statements are included, will be included in the registration statement prior to effectiveness.

RESPONSE: The Registrant confirms that an auditor consent relating to the financial statements of any predecessor fund, or for any funds for which seed financial statements are included, will be included in the registration statement prior to effectiveness.

It is the Registrant's intention to respond fully to the Commission Staff's comments and believes that the changes described above do so fully.

If you have any questions, please call me at 312-843-5905.  Thank you for your prompt attention to this matter.

cc: File

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Core Plus Fixed Income Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.40%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.71%
Fee Waiver and Expense Reimbursement[3]	0.21%
Total Annual Fund Operating Expenses After Fee Waiver	0.50%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.50% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$51	$206

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Credit Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.76%
Fee Waiver and Expense Reimbursement[3]	0.21%
Total Annual Fund Operating Expenses After Fee Waiver	0.55%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.55% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$56	$222

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Floating Rate Income Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.55%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.86%
Fee Waiver and Expense Reimbursement[3]	0.16%
Total Annual Fund Operating Expenses After Fee Waiver	0.70%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.70% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$72	$258

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM High Yield Core Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.55%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.86%
Fee Waiver and Expense Reimbursement[3]	0.16%
Total Annual Fund Operating Expenses After Fee Waiver	0.70%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.70% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  Also, this example does not reflect the expenses of the variable insurance contracts or the separate account through which you indirectly invest in the Fund, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$72	$258

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Long Short Credit Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.50%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Total Other Expenses[1]	0.21%
Other Expenses	0.21%
Dividend and Interest Expenses Relating to Short Sales	0.00%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.81%
Fee Waiver and Expense Reimbursement[3]	0.11%
Total Annual Fund Operating Expenses After Fee Waiver	0.70%
1 "Total Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, dividend and interest expenses related to short sales (if any), Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.70% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) a 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$72	$248

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Strategic Income Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.50%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.81%
Fee Waiver and Expense Reimbursement[3]	0.16%
Total Annual Fund Operating Expenses After Fee Waiver	0.65%
1 "Other Expenses" are based on estimated amounts for the current fiscal year. Accordingly, the expense ratio presented in the Financial Highlights section of the prospectus will not correlate to the Total Annual Operating Expenses disclosed above.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.  Accordingly, the expense ratio presented in the Financial Highlights section of the prospectus will not correlate to the Total Annual Operating Expenses disclosed above.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.65% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same. The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$66	$243

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Large Cap Value Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.60%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.91%
Fee Waiver and Expense Reimbursement[3]	0.16%
Total Annual Fund Operating Expenses After Fee Waiver	0.75%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.75% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same. The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$77	$274

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Mid Cap Value Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.70%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	1.01%
Fee Waiver and Expense Reimbursement[3]	0.11%
Total Annual Fund Operating Expenses After Fee Waiver	0.90%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.90% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same. The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$92	$311

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLE
General Comments, 1.a.

PPM Small Cap Value Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.80%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Acquired Fund Fees and Expenses[2]	0.00%
Total Annual Fund Operating Expenses	1.11%
Fee Waiver and Expense Reimbursement[3]	0.11%
Total Annual Fund Operating Expenses After Fee Waiver	1.00%
1 "Other Expenses" are based on estimated amounts for the current fiscal year.
2 "Acquired Fund Fees and Expenses" are the indirect expenses of investing in other investment companies and are based on estimated amounts for the current fiscal year.
3 PPM America, Inc., the Fund's investment adviser ("PPM" or the "Adviser"), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 1.00% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund's operating expenses remain the same. The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$102	$342

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX B – MANAGEMENT OF THE FUNDS – MANAGEMENT FEE
General Comments, 1.c.

Management Fee
Each Fund is a series of the PPM Funds (the "Trust"). The Trust and PPM have entered into an Investment Management Agreement for each Fund.  As compensation for its advisory services, PPM receives a fee from each Fund computed as a percentage of average daily net assets, accrued daily and payable monthly, at the following rates:

Fund	Management Fee
PPM Core Plus Fixed Income Fund	0.40%
PPM Credit Fund	0.45%
PPM Floating Rate Income Fund	0.55%
PPM High Yield Core Fund	0.55%
PPM Long Short Credit Fund	0.50%
PPM Strategic Income Fund	0.50%
PPM Large Cap Value Fund	0.60%
PPM Mid Cap Value Fund	0.70%
PPM Small Cap Value Fund	0.80%

PPM has contractually agreed to bear certain expenses and waive its management fees for the Funds to the extent necessary to cause annualized ordinary operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, dividend and interest expenses related to short sales, acquired fund fees and expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed the percentages of average daily net assets indicated below.  This contract continues through April 30, 2019 and may not be terminated prior to this date unless, upon the Adviser's request, the Board of Trustees approves the termination.

Fund	Expense Limit
PPM Core Plus Fixed Income Fund	0.50%
PPM Credit Fund	0.55%
PPM Floating Rate Income Fund	0.70%
PPM High Yield Core Fund	0.70%
PPM Long Short Credit Fund	0.70%
PPM Strategic Income Fund	0.65%
PPM Large Cap Value Fund	0.75%
PPM Mid Cap Value Fund	0.90%
PPM Small Cap Value Fund	1.00%

A discussion regarding the Board of Trustees basis for approving the advisory agreement will be available in the Funds' Semi-Annual Report to shareholders for the period ended June 30, 2018.

B-1

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com